Exhibit 99.4

1 December 2005

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

STRONG GROWTH FROM OUTSOURCING BUSINESSES

•	Profit before tax* – increased by 20 per cent to £244 million
•	Operating profit from continuing operations – increased by 8 per cent to £367 million
•	Licensed multi-utility operations – operating profit** increased by 13 per cent to £325 million
•	Infrastructure management – turnover jumped 35 per cent and operating profit** increased by 8 per cent to £41 million
•	Business process outsourcing – operating profit** of £11 million (2004 -£13 million)
•	Your Communications – decision to accelerate disposal
•	Successfully completed second stage of rights issue raising £508 million
•	Interim dividend per ordinary share of 14.29 pence, an increase of 3.4 per cent

* relating to continuing operations and before amortisation of intangibles considered as goodwill under UK GAAP, restructuring costs and the impact of IAS 39. This adjusted measure is reconciled to reported profit before tax in note 2 of this announcement
** references to operating profit, operating loss and operating margin and related percentage movements are stated before amortisation of intangibles considered as goodwill under UK GAAP, and restructuring costs as shown in the segmental analysis by class of business

Chief Executive John Roberts said:

“The group has delivered strong underlying profit growth for the six months to 30 September. Operating profit in our licensed multi-utility operations business has increased by 13 per cent. Our infrastructure management business has continued its impressive growth record, delivering an 8 per cent increase in operating profit and a jump of 35 per cent in turnover, as £3.3 billion of new contract wins are mobilised.

“The group successfully completed the second stage of its rights issue in June 2005 and raised a further £508 million to help fund the capital investment requirements of the regulated businesses. This provides for a solid balance sheet and capital structure in line with regulatory assumptions.

“Our licensed multi-utility operations business has commenced the new regulatory period successfully. We have established partnerships for our capital investment programmes and are progressing well with the implementation of our efficiency initiatives.

“United Utilities Contract Solutions has firmly established itself as the leading utility infrastructure outsourcing company in the United Kingdom. In the half year, it successfully commenced its contracts with Dwr Cymru Welsh Water, Southern Water and Northern Gas Networks. The business now serves over 17 million people in the UK and is involved in the operation or management of assets representing around 35 per cent of the UK water industry’s asset base. Its order book stands at approximately £5 billion.

“Vertex has made good progress in replacing revenues from the successful, recently completed, benefits modernisation contract with central government and the Powergen contract that was renegotiated, with a reduced scope, earlier in the year. The 15-year, £427 million contract with Thurrock Council, which commenced in April, to provide business process outsourcing services to help the council serve its residents, is progressing well. In addition we secured a new strategic partnership with Hertfordshire County Council.

“An important development for Vertex is the recently formed alliance with IBM to provide business process transformation services to the North American utilities market, which will enable Vertex to capitalise on the significant opportunities in this market. The alliance secured its first win in June, a $1.6 billion contract with US multi-state energy utility NiSource.

“As expected, mobilisation costs associated with new contract activity and the inherited trading position of Marlborough Stirling have suppressed Vertex’s profitability in the short-term, although future prospects for the business remain healthy. The integration of Marlborough Stirling into Vertex is well underway. To reflect the newly-combined business, Marlborough Stirling has been re-branded as Vertex Financial Services.

“We have recognised for some time that consolidation of the telecoms sector has been overdue, and we are now seeing evidence of deals being done. At the same time, the telecoms market continues to weaken as a result of sustained excess capacity in the industry and intense pricing pressures. Your Communications has reached broadly neutral EBITDA and cashflow positions, and we are now accelerating our plans for its disposal. Consequently, we have taken a net impairment charge of £99 million in these results, adjusting the carrying value down to around one per cent of the group’s net operating assets. This charge reflects both the challenging trading outlook for the telecoms industry and our view that the interests of our telecoms business are best served by its participation in the current round of consolidation in its industry through a sale process.

“In common with other companies now required to adopt International Financial Reporting Standards, we are seeing much more volatility in our financial reporting, particularly through the effect of IAS 39, covering accounting for derivatives. These new reporting requirements will allow greater comparability across the global markets, but investors need to take even greater care to understand underlying business performance. In particular, there are no cash flow or financing implications for the group as a result of IFRS.”

Commenting on the outlook for United Utilities, John Roberts said:

“Our regulated businesses will benefit from predictable revenue growth over the next five years. With our partners we have now successfully commenced the new investment programmes and have a number of cost saving initiatives in place which are progressing well. We are confident of achieving our regulatory efficiency targets.

“The outlook for our support services businesses remains good. In our infrastructure management business, the contracts we have mobilised in this half year will feed through additional contributions in the future. Vertex, through its acquisition of Marlborough Stirling, has established a strong presence in the financial services outsourcing market, which has attractive growth prospects. Our alliance with IBM should help Vertex extend its presence in the substantial North American utilities market and we see significant opportunities in the UK public sector in the medium-term. In summary, both infrastructure management and Vertex are poised for future growth.”

In conclusion, the Chairman, Sir Richard Evans, said:

“These results demonstrate the benefits of a consistent strategy, adding further value for shareholders through attractive underlying profit growth. The Board is declaring an interim dividend of 14.29 pence. This represents an increase of 3.4 per cent, which is consistent with our policy of growing dividends in line with inflation. The Board also thanks shareholders for supporting our strategy through their take up of the second stage of the rights issue in June.”

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For further information on the day, please contact:

John Roberts – Chief Executive	+44 (0) 20 7307 0300
Simon Batey – Finance Director	+44 (0) 20 7307 0300

Darren Jameson – Investor Relations Manager	+44 (0) 7733 127707
Evelyn Brodie – Head of Corporate and Financial Communications	+44 (0) 20 7307 0309

A presentation to investors and analysts will commence at 8.30 am on Thursday, 1 December 2005, at the City Presentation Centre, 4 Chiswell Street, London, EC1Y 4UP. The presentation can also be accessed via a one-way listen in conference call facility, by dialing: + 44 (0) 20 7162 0025. This recording will be available for 7 days following 1 December, on +44 (0) 20 7031 4064, access code 682634.

The presentation, together with further information on United Utilities, will be available at 8.30am on the day on our web site at: http://www.unitedutilities.com and later during the day on Bloomberg at: UUIR<GO>, where a multimedia version will be available.Photographs for media use supporting these results can be downloaded via http://www.vismedia.co.uk.

DIVIDEND

The Board has declared an interim dividend in respect of the six months ended 30 September 2005 of 14.29 pence per ordinary share. This is an increase of 3.4 per cent, consistent with the group’s policy of growing dividends in line with inflation. As previously stated, the 2004/05 dividend has been adjusted to take account of the second stage of the rights issue. Dividend yield and overall cash return will be maintained for shareholders who subscribed in full to both stages of the rights issue.

This dividend will be paid on 9 February 2006 to shareholders on the register at the close of business on 23 December 2005. The ex-dividend date for the interim dividend is 21 December 2005.

FINANCIAL PERFORMANCE

International Financial Reporting Standards (IFRS)

From 1 April 2005, United Utilities has been required to comply with International Financial Reporting Standards (IFRS). These results, and prior period comparisons, are consistent with IFRS, with the exception of IAS 39 which, as previously announced, has been applied prospectively from 1 April 2005. Reconciliation between IFRS and UK accounting standards is provided for both the half-year period ended 30 September 2004 and the year ended 31 March 2005 in note 11 of this announcement. It should be noted that there are no cash flow or financing implications for the group as a result of IFRS compliance.

The Board has taken the opportunity to review the carrying value of Your Communications under the provisions of International Financial Reporting Standards. The Board’s view is that the interests of Your Communications are best served by its participation in the current round of consolidation in its industry through a sale process. Consequently, and in accordance with IFRS, each line of the consolidated income statement and consolidated cash flow statement now exclude items directly associated with this business. These items are now netted in a separate line for both the current half year period and prior periods. Similarly, for the current half year period only, assets and liabilities relating to Your Communications are shown within separate lines on the balance sheet. IFRS requires this classification where assets are held for sale, and even though a sale transaction has not been identified, there is an expectation that such a transaction will take place.

American Depositary Shares

The company will be filing with the US Securities and Exchange Commission later today Form F-6 increasing the limit on its American Depositary Receipt Programme, with immediate effect upon filing, from 25,000,000 to 50,000,000 American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs), each ADR evidencing two ordinary shares in the company.

Turnover and operating profit

Turnover including share of joint ventures rose 12.8 per cent to £1,157.3 million, reflecting growth across our licensed multi-utility and support services businesses.

Operating profit** for the group rose 12.1 per cent to £380.3 million compared with the same period in the previous year. This increase reflects improved operating profit** in licensed multi-utility operations and infrastructure management. Operating profit** relates to continuing operations and is presented before amortisation of intangibles considered as goodwill under UK GAAP, and restructuring costs to provide a better understanding of the trading position of the group. Operating profit for the group, relating to continuing operations, and after amortisation of intangibles considered as goodwill under UK GAAP, and restructuring costs increased by 8.5 per cent to £366.5 million.

Financing costs

Following a reduction in net interest payable of 0.4 per cent to £136.7 million, principally reflecting receipt of the proceeds from the second stage of the rights issue and lower interest costs on debt, profit before tax (relating to continuing operations and before amortisation of intangibles, considered as goodwill under UK GAAP, restructuring costs and the impact of IAS 39)* increased by 20.5 per cent to £243.6 million. As expected, the impact of IAS 39 has introduced some volatility to the income statement and in the first half of the year this has increased the reported finance costs by £67.9 million. Since IAS 39 only applies from 1 April 2005, it should be noted that there is no impact on comparative periods.

In order to hedge the interest cost implicit in the regulatory contracts, the group fixes interest rates for the duration of each five-year review period by typically swapping fixed rate debt to floating at the time of issue and then swapping back to fixed rate at the outset of each five-year regulatory contract period. IAS 39 limits the use of hedge accounting, thereby increasing the potential volatility of the income statement. However, this has no cash flow impact and the effect of IAS 39 should broadly balance out over the 2005-10 period.

Intangibles amortisation and restructuring costs

Amortisation of intangibles considered as goodwill under UK GAAP, was £5.0 million compared with £1.5 million in the corresponding period last year. The increase principally reflects the intangible assets arising from the acquisition of Marlborough Stirling by Vertex which was completed in May 2005.

During the period there was a restructuring charge of £8.8 million to the income statement, which primarily relates to the Marlborough Stirling integration. Further restructuring charges are expected to be incurred in the second half of the year, principally arising from further rationalisation of property requirements in Vertex.

Taxation

The group recorded a current tax charge of £26.4 million during the period, compared with £2.9 million in the previous year. This increase reflects changes in the tax treatment of capitalised revenue expenditure. The deferred tax charge on ordinary activities was £24.0 million, which primarily relates to the requirement to provide in full for deferred tax under IAS 12. This compares with a £52.1 million charge in the corresponding period last year. There was also a tax credit of £4.1 million in the current period, which principally relates to the restructuring costs associated with Marlborough Stirling. The total tax charge is £46.3 million.

Excluding the tax credit of £4.1 million and the impact of amortisation of intangibles considered as goodwill under UK GAAP, and restructuring costs on profit before tax, the effective current tax rate for the half year is approximately 15 per cent (29 per cent including deferred tax).

Business held for sale – Your Communications

Your Communications offers voice, data and mobile services to the public sector and small and medium-sized corporate customers, predominantly in the Midlands and North of England. It is now one of the largest alternative fixed line business telecoms providers, and Vodafone's largest independent business-to-business service provider, in the United Kingdom. It is also the dominant alternative carrier in the North West for business customers and the public sector.

Your Communications has adopted a strategy of selecting its markets carefully, clearly focusing on business customers and the public sector. It also has a strong focus on customer service. This has delivered a diverse and loyal customer base, with a low churn rate for business customers. Mobile customers and associated revenues have increased rapidly over the last five years and Your Communications has successfully maintained steady growth in its mobile business this year despite difficult market conditions.

In October, Your Communications successfully completed its project with the North West Development Agency to provide broadband access in Cumbria. Around 95 per cent of businesses, public sector organisations and households in this region now have broadband access and this facility provides Your Communications with a good opportunity to generate further revenues by extending its service throughout Cumbria.

Turnover has fallen by 11.5 per cent, to £98.2 million, compared with the second half of 2004/05, partially reflecting changes to the tariff for fixed to mobile calls, but also reflecting the substantial pricing pressure being experienced in the industry. Gross margin has been relatively stable, reflecting Your Communications’ move towards higher margin business traffic and away from wholesale activity, such as premium rate services. The business recorded an operating loss** of £11.8 million in the first half of the year (2004 – £4.6 million operating loss**).

Overall, the telecoms sector is experiencing intense pricing pressures and sustained excess capacity. At this point, the Board’s view is that the interests of Your Communications are best served by its participation in the current round of consolidation in its industry through a sale process. In accordance with IFRS, Your Communications will now be classified as a business held for sale in the context of United Utilities’ consolidated accounts. A net reduction in the carrying value of Your Communications of £98.6 million, from a net asset value (excluding inter-company liabilities) as at 30 September 2005 of approximately £196 million, has been recorded.

Earnings per share

Basic earnings per share, relating to continuing operations, decreased by 25.7 per cent to 13.9 pence, primarily as a result of an increase in the reported finance costs under IAS 39 and an increase in the weighted average number of shares following completion of the second stage of the rights issue. Adjusted basic earnings per share, relating to continuing operations and excluding deferred tax, the impact of IAS 39, amortisation of intangibles considered as goodwill under UK GAAP, and restructuring costs, which provides for a more representative view of underlying business performance, increased by 3.1 per cent to 26.3 pence.

Net debt

Cash and short term investment balances at 30 September 2005 were £859.3 million. Unutilised medium term bank facilities (maturing in more than one year) totalled £799.6 million. Combining these sources, with an undrawn £200 million loan facility agreed with the European Investment Bank, total available liquidity was £1.81 billion, excluding joint venture cash of £45.9 million. This gives United Utilities an excellent pre-funded position for its capital investment programmes in both its regulated businesses.

Net debt at 30 September 2005 was £4,106.0 million, prior to adjustment for IAS 39, a decrease of £172.6 million compared with 31 March 2005. This decrease principally reflects the proceeds from the second stage of the rights issue, offset by capital expenditure in the regulated businesses and payment of the 2004/05 final dividend. Taking account of the adjustment to fair value under IAS 39, net debt at 30 September 2005 was £4,204.9 million. This comprised £3,922.9 million of bonds, £638.9 million of loans from the European Investment Bank, £81.6 million of long term leasing, £186.1 million of joint venture debt and £234.7 million of other loans and overdrafts, offset by £859.3 million of cash and short term investments.

US GAAP reconciliation

As part of the IFRS to US GAAP reconciliation process, a small number of differences have been identified. In total, these differences are not considered material. However, the company will be restating its 2004/05 Form 20F and re-filing it with the US Securities and Exchange Commission no later than 9 December 2005.

OPERATING PERFORMANCE

LICENSED MULTI-UTILITY OPERATIONS

•	Turnover increased by 9 per cent to £746 million
•	Operating profit increased by 13 per cent to £325 million

Turnover increased by 9 per cent to £746 million, principally reflecting allowed price increases, including inflation, of 8.4 per cent in our water and wastewater business and 11.5 per cent in our electricity business.

Operating profit increased by 13 per cent to £325 million for the period, despite increasing costs that are accompanying the growth in the asset base. The results have also benefited from the IFRS treatment of infrastructure renewals, resulting in a £9 million lower reported spend, compared with last year, as the new five-year programme gets underway.

Capital investment in the period was £205 million, of which £143 million related to water and wastewater and £62 million to electricity distribution. Capital investment for the full year is expected to be around £600 million, within the regulatory allowance for the year, reflecting anticipated phasing of expenditure in the first year of a five-year programme.

The business is well-advanced in the implementation of its partnership approach to its capital programmes and is confident it can reduce the overhead involved in managing these programmes by working on a more integrated basis with its partners. Early benefits are being realised through co-location and the development of common systems. The business has also successfully implemented a new project and investment management system to support delivery of the capital programmes.

Good progress has been made in the implementation of operating efficiency initiatives in the first half of the year and the business remains confident that it can achieve its regulatory efficiency targets. These initiatives include:

•	Management reorganisation – the Customer Sales business has now merged with Service Delivery to form United Utilities North West.

•	A new customer billing system – to improve customer service and increase efficiency, United Utilities Water, working with Vertex, has successfully developed a new customer billing system and all customer accounts have now been migrated onto this system, on time and to budget.

•	Multi-utility work management system – the initial roll-out is set to go ahead in the early part of 2006 and involves supplying mobile devices to field employees, introducing new multi-utility map and address management systems and launching a new customer contact system to help improve service levels.

•	Integrated Performance Management project – this is focused on optimising the way the business manages its major assets in the North West. Positive returns have been realised from the initial pilot programmes and these are now being rolled-out on a more extensive scale.

•	Improved working practices – United Utilities Electricity has been looking to improve working practices, with a greater focus on productivity and performance, and recent modifications to the logistics processes are expected to realise efficiencies later in the financial year.

The group is also looking to leverage its increasing scale of activities by achieving further procurement economies. As part of this drive, earlier in the year, the group signed a contract with a sole supplier to provide high-pressure and medium density polyethylene pipes to United Utilities Water, in addition to servicing the water and gas outsourcing contracts in the infrastructure management business. This single source arrangement illustrates that, as a market leader, United Utilities is looking at smarter ways of working to secure cost savings across of all of its businesses.

United Utilities Water has reduced its leakage level in the first half of the year by around 40 megalitres per day and at the half year was within 10 megalitres of Ofwat’s March 2006 spot leakage level target of 470 megalitres per day. This target is expected to be achieved provided that the network is not adversely affected by harsh winter weather conditions in the last quarter of the financial year. Additionally, United Utilities benefits from robust water resource capacity, having recently being ranked joint first by Ofwat in its security of supply assessment index. Reservoir levels are currently in excess of 90 per cent.

At the time the water price review was concluded in December 2004, it was recognised that there was potential for additional investment relating to projects that were not part of United Utilities’ 2005-10 regulatory contract, but which may be confirmed as additional obligations during this period by the regulators. There was also a carry-over of obligations, funded in 2000-05 period, primarily relating to the Unsatisfactory Intermittent Discharge (UID) programme. United Utilities Water, in its negotiations with the Environment Agency and Ofwat, has agreed those outputs relating to the UID carry-over programme. The potential projects currently excluded from the final determination continue to be the subject of discussions with the regulators and further studies and investigations will be undertaken to assess these projects.

INFRASTRUCTURE MANAGEMENT

•	Turnover increased by 35 per cent to £309 million
•	Operating profit** (including share of joint ventures) increased by 8 per cent to £41 million
•	Operating margin** of 13 per cent

United Utilities Contract Solutions applies the core infrastructure management skills of the licensed multi-utility businesses, through outsourcing contracts, and is now involved in the operation or management of assets representing around 35 per cent of the UK water industry’s asset base. Including the North of England gas distribution network, this represents a total regulated asset value of approximately £10 billion. The business now serves a population of over 17 million in the UK.

The infrastructure management business has developed rapidly since its creation. The value of the outsourced utility contracts which commenced in this half year period total approximately £3.3 billion. United Utilities Contract Solutions’ total order book stands at around £5 billion.

The success of the infrastructure management business in winning new contracts has driven a 35 per cent rise in turnover. The business also continued its profit growth record, delivering an 8 per cent increase in operating profit** despite mobilisation costs associated with these substantial new contract wins.

Utility Solutions

Utility Solutions is responsible for United Utilities' utility outsourcing contracts in the United Kingdom. This includes contracts with Southern Water, Scottish Water, Dwr Cymru Welsh Water, the North of England gas distribution network and three Scottish PFI operations.

The five-year Southern Water contract, worth around £750 million to the consortium, of which United Utilities has a 40 per cent share, was successfully mobilised in April. By the end of December, the business expects the first 40 capital investment projects to be underway, with the expectation that around 50 per cent of Southern Water’s AMP 4 programme, by value, will have been approved by March 2006.

The success of the original four-year contract with Dwr Cymru Welsh Water helped United Utilities secure a £1.5 billion, 15-year contract renewal to provide operations, maintenance and shared services, which commenced in April 2005. The company’s core skills and expertise in this area and its scale, enabling it to transfer best practice, have assisted in moving Dwr Cymru Welsh Water from seventh position to joint first position in Ofwat’s recently published overall performance assessment league table.

United Utilities acquired a 15 per cent stake in the CKI-led consortium that purchased the North of England gas distribution network from National Grid Transco earlier in the year. United Utilities Contract Solutions secured a £1.1 billion, 8-year contract to operate and maintain the network, and manage the capital expenditure programme, on behalf of the consortium. This contract successfully commenced on 1 June and initial progress has been good. The business has initiatives in place to meet certain internal key performance indicators and to achieve efficiency gains, and the attainment of these targets is on track. United Utilities Contract Solutions will also benefit from the economies secured from the single source pipeline deal signed earlier in the year.

Industrial and Commercial Solutions

Industrial and Commercial Solutions is responsible for multi-utility connections and metering services to domestic, commercial and industrial developers, and the provision of specialist water and liquid waste services to industrial customers. The business also includes United Utilities Contract Solutions' facilities services and energy management services businesses.

The £225 million metering contract with British Gas Trading, which was the first major meter installation contract to be outsourced, is now three years old and has a further three and a half years to run. The contract continues to progress well. The first mover experience gained from this contract should provide advantages for the business in bidding for similar potential outsourcing opportunities from other energy suppliers.

Since April, the business has been working in partnership with Vertex to deliver the £427 million contract with Thurrock Council to transform a number of the authority’s business processes, from administration and customer services through to procurement and highways maintenance. Industrial and Commercial Solutions is focusing on providing facilities management, highways engineering and transportation services. A number of reviews have been undertaken looking at how services are provided and how they are financially and commercially controlled. A programme of contract renewals, on behalf of Thurrock Council, has commenced to provide a more robust and flexible sub-contractor base.

International

International applies United Utilities' expertise in infrastructure management and operations to develop and manage utility projects around the world. The business currently operates concessions in Bulgaria, Estonia, Poland, the Philippines and Australia.

Recently, Manila Water and Tallinna Vesi were both successfully listed on their respective stock exchanges, via initial public offerings, demonstrating their value and increasing ability to raise new capital in the years ahead. United Utilities continues to retain operational responsibility.

BUSINESS PROCESS OUTSOURCING

•	Turnover of £207 million (2004 – £201 million)
•	Operating profit** of £11 million (2004 – £13 million)

Vertex is a leading international provider of business process outsourcing services and is also one of the UK’s major customer management service suppliers. The business has clients in the private enterprise, financial services, utility, central and local government sectors.

Progress has been good in relation to replacing revenues from the re-shaped contract portfolio. Vertex’s successful contract with central government, to help it deliver its benefits modernisation programme, came to a natural close earlier in the year. The company also renegotiated its contract with Powergen during the period.

The 15-year, £427 million contract with Thurrock Council, which is being managed in partnership with United Utilities Contract Solutions, is progressing well. In addition to the Thurrock deal, Vertex secured a strategic partnership with Hertfordshire County Council in October. The first phase of the partnership is a 10-year, £26 million contract for the provision of customer management and business process re-engineering services. The aim of the strategic partnership is to transform public service delivery and continually improve services for the resident. Vertex aims to implement a new customer relationship management system to enhance service levels. Initially, around 100 employees will transfer from the council’s current supplier to Vertex’s management. This partnership builds on Vertex’s solid presence in the public sector and broadens its contract portfolio.

The company is pursuing opportunities in the North American utilities market, as it continues to deregulate, and entered into an alliance deal with IBM in June. The first stage of this alliance initiative was to team with IBM on its $1.6 billion contract with US multi-state utility NiSource to provide customer contact centre, sales and billing services. This contract has started well and the transition plan is well underway. Call centre operations are being consolidated to improve efficiency.

The integration of Marlborough Stirling into Vertex is progressing in line with expectations. Approximately £6 million of efficiencies, on a full-year basis, were identified shortly after acquisition and it is anticipated that over £4 million will be delivered in the 2005/06 financial year. The group is confident that the combination of Vertex’s scale and outsourcing expertise, combined with Marlborough Stirling’s technology, knowledge and experience of the financial sector, will provide an attractive outsourcing proposition for this growth market. As part of the integration process, and to reflect the stronger combined business offering, Marlborough Stirling has been re-branded as Vertex Financial Services.

As expected, margins, in the short-term, have been affected by the start-up costs associated with the Thurrock Council contract and the weak trading position of Marlborough Stirling that was recognised at the time of its acquisition. Growth prospects for Vertex remain promising in the medium-term with a number of opportunities in the pipeline, particularly in the public sector and financial services sector.

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Consolidated income statement – consistent with IFRS

	Six months ended 30 September 2005			Six months ended 30 September 2004			Year ended 31 March 2005
	Before intangibles* and restructuring £m	Intangibles* and restructuring £m	Total £m	Before intangibles* and restructuring £m	Intangibles* and restructuring £m	Total £m	Before intangibles* and restructuring £m	Intangibles* and restructuring £m	Total £m
Continuing operations
Revenue	1,157.3	—	1,157.3	1,025.7	—	1,025.7	2,103.7	—	2,103.7

Other income	11.5	—	11.5	9.9	—	9.9	19.8	—	19.8
Employee costs	(228.3)	—	(228.3)	(203.1)	—	(203.1)	(392.8)	—	(392.8)
Depreciation and amortisation	(163.2)	(5.0)	(168.2)	(155.3)	(1.5)	(156.8)	(328.1)	(2.6)	(330.7)
Purchases and production costs	(278.2)	—	(278.2)	(240.0)	—	(240.0)	(465.9)	—	(465.9)
General and administration costs	(118.8)	—	(118.8)	(97.8)	—	(97.8)	(253.0)	—	(253.0)
Other expenses:
– Business restructuring	—	(8.8)	(8.8)	—	—	—	—	(29.7)	(29.7)

Total operating costs	(777.0)	(13.8)	(790.8)	(686.3)	(1.5)	(687.8)	(1,420.0)	(32.3)	(1,452.3)

Operating profit	380.3	(13.8)	366.5	339.4	(1.5)	337.9	683.7	(32.3)	651.4

Finance costs:
Interest payable and similar charges	(151.2)	—	(151.2)	(150.7)	—	(150.7)	(322.1)	—	(322.1)
Interest receivable and similar income	14.5	—	14.5	13.5	—	13.5	38.3	—	38.3
Fair value loss on derivative instruments	(67.9)	—	(67.9)

Net finance costs	(204.6)	—	(204.6)	(137.2)	—	(137.2)	(283.8)	—	(283.8)

Profit before taxation	175.7	(13.8)	161.9	202.2	(1.5)	200.7	399.9	(32.3)	367.6

Current taxation (charge)/credit (note 3)	(26.4)	2.6	(23.8)	(2.9)	—	(2.9)	30.0	—	30.0
Deferred taxation (charge)/credit (note 3)	(24.0)	1.5	(22.5)	(52.1)	0.5	(51.6)	(135.8)	9.7	(126.1)

Taxation	(50.4)	4.1	(46.3)	(55.0)	0.5	(54.5)	(105.8)	9.7	(96.1)

Profit after taxation from continuing operations	125.3	(9.7)	115.6	147.2	(1.0)	146.2	294.1	(22.6)	271.5
Loss from discontinuing operations (business held for sale – note 6)			(109.6)			(6.4)			(9.4)

Profit for the period			6.0			139.8			262.1

Attributable to:
Equity holders of the parent			5.9			138.6			260.3
Minority interest			0.1			1.2			1.8

			6.0			139.8			262.1

* – considered as goodwill under UK GAAP

Basic earnings per share (note 4)
– continuing	13.9p	18.7p	34.8p
– discontinuing (business held for sale)	(13.2)p	(0.8)p	(1.2)p

	0.7p	17.9p	33.6p

Adjusted basic earnings per share (note 5)	26.3p	25.5p	55.0p

Diluted earnings per share (note 4)
- continuing	13.8p	17.1p	31.4p
- discontinuing (business held for sale)	(13.1)p	(0.7)p	(1.1)p

	0.7p	16.4p	30.3p

Dividend per ordinary share (note 10)	14.29p	14.79p	45.42p
Re-presented dividend per ordinary share post rights issue (note 10)	14.29p	13.82p	42.43p

Dividend cover (note 8)	1.4	1.4	0.9
Dividend cover (pre deferred tax) (note 9)	1.7	1.9	1.3
Interest cover (note 7)	2.8	2.5	2.4

Consolidated balance sheet – consistent with IFRS

	30 September 2005 £m	30 September 2004 £m	31 March 2005 £m

Assets
Intangible assets	343.0	298.0	293.4
Property, plant and equipment	8,401.9	8,297.9	8,497.9
Other investments	96.1	2.9	9.7
Derivative financial instruments	50.9

Total non-current assets	8,891.9	8,598.8	8,801.0

Inventories	36.9	40.0	40.9
Trade and other receivables	461.3	442.7	385.0
Other investments	18.7	22.0	19.7
Cash and cash equivalents	859.3	712.7	902.7
Derivative financial instruments	85.4

Total current assets	1,461.6	1,217.4	1,348.3

Assets classified as held for sale (note 6)	117.3

Total assets	10,470.8	9,816.2	10,149.3

Liabilities
Borrowings	354.8	315.9	512.3
Trade and other payables	835.3	929.4	950.0
Current taxation payable	87.6	128.2	96.0
Derivative financial instruments	130.0

Total current liabilities	1,407.7	1,373.5	1,558.3

Borrowings	4,709.4	4,323.7	4,669.0
Trade and other payables	354.9	327.5	337.3
Retirement benefit obligations	97.3	384.1	84.6
Deferred taxation	1,340.5	1,270.2	1,337.3
Provisions	47.3	5.4	18.4
Derivative financial instruments	31.3

Total non-current liabilities	6,580.7	6,310.9	6,446.6

Liabilities classified as held for sale (note 6)	41.4

Total liabilities	8,029.8	7,684.4	8,004.9

Net assets	2,441.0	2,131.8	2,144.4

Equity
Called up share capital	873.1	712.1	716.2
Share premium account	1,397.0	1,024.1	1,038.7
Revaluation reserve	158.8	158.8	158.8
Equity reserve	6.6	3.0	4.7
Retained earnings	3.9	213.0	224.7

Total equity shareholders’ funds	2,439.4	2,111.0	2,143.1
Equity minority interest	1.6	20.8	1.3

Total equity	2,441.0	2,131.8	2,144.4

Consolidated cash flow statement – consistent with IFRS

	Six months ended		Year ended
	30 September 2005	30 September 2004	31 March 2005
Continuing operations	£m	£m	£m
Operating activities
Cash generated by operations	487.6	453.3	732.2
Interest paid	(168.1)	(157.8)	(342.0)
Interest received	24.0	20.0	67.0
Taxation paid	(1.8)	(1.2)	(1.7)

Net cash flow from operating activities	341.7	314.3	455.5

Investing activities
Acquisitions of subsidiaries	(77.1)	—	(48.2)
Purchase of fixed asset investments	(86.5)	—	—
Disposals of subsidiaries	—	—	64.8
Purchase of property, plant and equipment and intangible assets	(316.7)	(456.1)	(862.0)
Proceeds from sale of property, plant and equipment	4.1	6.2	14.2
Restructuring of joint ventures	13.0	(0.2)	(8.3)

Net cash flow from investing activities	(463.2)	(450.1)	(839.5)

Financing activities
Dividends paid to shareholders	(216.7)	(211.9)	(317.5)
Proceeds from issue of share capital	515.2	1.3	20.0
New borrowings	11.6	9.4	597.4
Repayment of borrowings	(243.5)	(8.6)	(62.6)
Repayment of obligations under finance leases	(0.3)	—	—

Net cash flow from financing activities	66.3	(209.8)	237.3

Exchange adjustments	(0.1)	0.1	0.9

Net decrease in cash and cash equivalents – continuing operations	(55.3)	(345.5)	(145.8)
Net decrease in cash and cash equivalents – discontinuing operations (business held for sale – note 6)	(7.2)	(15.7)	(28.5)

Net decrease in cash and cash equivalents	(62.5)	(361.2)	(174.3)

Consolidated statement of recognised income and expense

	Six months ended		Year ended
	30 September 2005	30 September 2004	31 March 2005
	£m	£m	£m

Post employment benefits – actuarial losses on defined benefit schemes (net of tax)	—	—	(7.1)
Fair value loss on cash flow hedges	(1.4)
Exchange adjustments	1.1	1.3	3.7

Net (expense)/income recognised directly in equity	(0.3)	1.3	(3.4)
Profit for the period	6.0	139.8	262.1

Total net income recognised for the period	5.7	141.1	258.7

Attributable to:
Equity shareholders	5.4	139.9	256.9
Minority interests	0.3	1.2	1.8

	5.7	141.1	258.7

Reconciliation of movements in consolidated equity

	Six months ended		Year ended
	30 September 2005	30 September 2004	31 March 2005
	£m	£m	£m

Total net income recognised for the period	5.7	141.1	258.7
Dividends	(219.4)	(212.7)	(318.0)
New share capital issued	515.2	1.3	20.0
Own shares held in employee share trust	0.2	2.0	2.0
Equity settled employee share schemes	1.9	3.0	4.7
Exercise of share options	(0.7)	(1.8)	(1.8)
Purchase of minority interest	—	—	(20.3)
Contribution from minority interests	—	—	0.2

Net increase/(decrease) in equity for the period	302.9	(67.1)	(54.5)
Opening equity	2,144.4	2,198.9	2,198.9
Adoption of IAS 32 and IAS 39 (see note 1)	(6.3)

Closing equity	2,441.0	2,131.8	2,144.4

Attributable to:
Equity shareholders	2,439.4	2,111.0	2,143.1
Minority interests	1.6	20.8	1.3

	2,441.0	2,131.8	2,144.4

Reconciliation of net cash flow to movement in net debt

	Six months ended		Year ended
	30 September 2005	30 September 2004	31 March 2005
	£m	£m	£m

Net decrease in cash and cash equivalents	(62.5)	(361.2)	(174.3)
Decrease/(increase) in debt and lease financing	232.2	(0.8)	(534.8)

Change in net debt resulting from cash flows	169.7	(362.0)	(709.1)
Exchange and other non-cash adjustments	2.9	(0.3)	(4.9)
Movement in fair value of debt	(160.9)

Movement in net debt	11.7	(362.3)	(714.0)
Opening net debt	(4,278.6)	(3,564.6)	(3,564.6)
Adoption of IAS 32 and IAS 39 (see note 1)	62.0

Closing net debt	(4,204.9)	(3,926.9)	(4,278.6)

Cash generated by continuing operations

	Six months ended		Year ended
	30 September 2005	30 September 2004	31 March 2005
	£m	£m	£m

Operating profit	366.5	337.9	651.4
Restructuring costs within operating profit	8.8	—	29.7
Depreciation of property, plant and equipment	134.0	126.4	268.3
Amortisation of intangible assets	34.2	30.4	62.4
Profit on disposal of tangible fixed assets	(0.8)	(2.9)	(4.4)
Inventories increase	(0.6)	(0.4)	(3.2)
Receivables (increase)/decrease	(89.5)	(42.7)	25.2
Payables and provisions increase/(decrease)	43.1	4.7	(268.8)
Outflow related to restructuring costs	(8.1)	(0.1)	(28.4)

Cash generated from continuing operations	487.6	453.3	732.2

Segmental analysis by class of business

	Six months ended		Year ended
Continuing operations	30 September 2005	30 September 2004	31 March 2005
Revenue	£m	£m	£m
Licensed multi-utility operations	745.9	682.6	1,384.7
Infrastructure management	308.5	228.4	512.2
Business process outsourcing	207.4	201.2	396.4

	1,261.8	1,112.2	2,293.3
Inter-business eliminations
Licensed multi-utility operations	(3.3)	(3.0)	(6.6)
Infrastructure management	(47.0)	(35.8)	(80.2)
Business process outsourcing	(47.7)	(40.2)	(88.5)
Discontinuing operations	(6.5)	(7.5)	(14.3)

	(104.5)	(86.5)	(189.6)

	1,157.3	1,025.7	2,103.7

	Six months ended		Year ended
Continuing operations	30 September 2005	30 September 2004	31 March 2005
Operating profit before intangibles* and restructuring	£m	£m	£m
Licensed multi-utility operations	325.0	286.8	564.6
Infrastructure management	41.1	37.9	90.0
Business process outsourcing	11.0	12.8	24.3
Other activities	5.7	4.0	7.8
Corporate costs	(2.5)	(2.1)	(3.0)

	380.3	339.4	683.7
Intangible asset amortisation *
Infrastructure management	(0.5)	(0.3)	0.6
Business process outsourcing	(4.5)	(1.2)	(3.2)

	(5.0)	(1.5)	(2.6)
Restructuring costs
Licensed multi-utility operations	—	—	(22.9)
Infrastructure management	(1.6)	—	(1.5)
Business process outsourcing	(7.2)	—	(4.9)
Corporate costs	—	—	(0.4)

	(8.8)	—	(29.7)

Operating profit from continuing operations	366.5	337.9	651.4

*	- considered as goodwill under UK GAAP

	30 September 2005	30 September 2004	31 March 2005
Net operating assets from continuing operations	£m	£m	£m
Licensed multi-utility operations	8,080.1	7,646.4	7,843.9
Infrastructure management	291.7	276.3	200.6
Business process outsourcing	193.9	66.0	67.7
Other activities	(38.2)	(46.1)	(44.9)
Telecommunications (considered discontinuing at 30 September 2005)		233.4	230.9

	8,527.5	8,176.0	8,298.2

Net operating assets from continuing operations comprise total non-current assets, total current assets and total current liabilities excluding net debt, derivative financial instruments, dividends and corporation tax payable.

NOTES

1. Basis of preparation

International Financial Reporting Standards
The consolidated financial statements of United Utilities PLC for the period ended 30 September 2005, which are unaudited but have been reviewed by the auditors (their report to the company is set out at the end of this announcement), have been prepared for the first time consistent with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU), including International Accounting Standards (IAS) and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). Results for the comparative periods have been restated under IFRS as adopted for use in the EU.

Practice is continuing to evolve on the application and interpretation of IFRS. Further standards may be issued by the International Accounting Standards Board (IASB) and standards currently in issue and endorsed by the EU may be subject to interpretations issued by the IFRIC. For these reasons, it is possible that the financial information for the six months ended 30 September 2005 and the restated information for the year ended 31 March 2005 may be subject to change before its inclusion in the group’s 2006 annual report, which will contain the group’s first complete financial statements prepared in accordance with IFRS.

The principal IFRS accounting policies of the group can be found on the group’s web site www.unitedutilities.com. The disclosures required by IFRS 1 concerning the transition from UK GAAP (United Kingdom generally accepted accounting practice) to IFRS are given in note 11.

The financial information set out in this statement relating to the year ended 31 March 2005 does not constitute statutory accounts for that period. Full audited accounts of United Utilities PLC in respect of that financial period in accordance with UK GAAP, which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

Implementation of IAS 32 and IAS 39
The group adopted IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement), as adopted for use in the EU, prospectively from 1 April 2005, as permissible under IFRS 1(First Time Adoption of International Financial Reporting Standards). As a consequence, the group recognised a reduction in net debt of £62.0 million and a reduction in shareholders’ equity of £6.3 million as at 1 April 2005, as follows:

£m
Fair value of derivatives	(44.3)
Fair value of debt	62.0
Financial liabilities reinstated as not legally extinguished	(26.2)
Tax effect	2.2

Reduction in shareholders’ equity	(6.3)

Interest rate swap agreements and financial futures are used to manage interest rate exposure, while the group enters into currency swaps to manage its exposure to fluctuations in currency rates. In accordance with IAS 39, all financial derivatives are recognised in the balance sheet at fair value.

Where possible, hedge accounting is applied. Therefore, where derivatives that are designated as fair value hedges meet the hedge effectiveness criteria specified in IAS 39, changes in the recognised value of hedged debt that are attributable to the hedged risk are adjusted through the income statement to offset changes in the fair value of derivatives.

For qualifying cashflow hedges, the fair value gain or loss associated with the effective portion of the cashflow hedge is recognised initially directly in shareholders’ equity and recycled to the income statement in the period when the hedged item will affect profit or loss.

Where changes in the fair value of a derivative differ to changes in the fair value of the hedged item, the hedge ineffectiveness is recorded in the income statement within finance costs.

Where hedge accounting has not been applied, the group may elect to designate a financial instrument at inception as at fair value through profit or loss provided the financial liability meets the conditions specified in IAS 39 as adopted for use in the EU.

2. Profit from continuing operations before tax, intangible asset amortisation*, restructuring and the impact of IAS 39

Profit from continuing operations before tax is reconciled to profit from continuing operations before tax, intangible asset amortisation*, restructuring and the impact of IAS 39 as follows:

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 £m	Year ended 31 March 2005 £m
Continuing operations
Profit before tax	161.9	200.7	367.6

Business restructuring	8.8	—	29.7
Intangible asset amortisation *	5.0	1.5	2.6

Fair value loss on derivative instruments	67.9

	81.7	1.5	32.3

Profit before tax, intangibles asset amortisation*, restructuring and the impact of IAS 39	243.6	202.2	399.9

* – considered as goodwill under UK GAAP

3. Taxation

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 £m	Year ended 31 March 2005 £m
Current tax:
UK corporation tax (charge)/credit	(24.4)	(2.2)	31.7
Overseas tax	(2.0)	(0.7)	(1.7)
Tax on restructuring costs	2.6	—	—

	(23.8)	(2.9)	30.0
Deferred tax:
Gross movement in deferred tax	(24.0)	(52.1)	(112.2)
Prior period tax adjustments	—	—	(23.6)
Tax on restructuring costs and intangibles*	1.5	0.5	9.7

	(22.5)	(51.6)	(126.1)

	(46.3)	(54.5)	(96.1)

4. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing profit for the period by the following weighted average number of shares in issue:

		Basic	Diluted
(i)	Period ended 30 September 2005	829.3 million	835.2 million
(ii)	Period ended 30 September 2004 (restated)	780.4 million	853.9 million
(iii)	Year ended 31 March 2005 (restated)	781.0 million	865.2 million

The 5 for 9 rights issue, structured so that the proceeds were received in two stages, was approved at the Extraordinary General Meeting (EGM) of shareholders on 26 August 2003. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds received in June 2005 raised £508.1 million (net of costs), reflecting the subscription of 309,286,997 further A shares. In July 2005, all A shares were then consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share, for the period prior to their consolidation as ordinary shares in July 2005.

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with IAS 33 (Earnings Per Share).

The basic and diluted weighted average number of shares have been restated for all periods prior to the second stage of the rights issue to reflect the bonus element of the rights issue as required by IAS 33. The adjustment factor, based on the consideration received from the second stage of the rights issue, is 0.9122, calculated using 653.5p per ordinary share, being the closing price on 27 June 2005, the last day on which A shares were traded with the rights.

The basic and diluted earnings per share for the period are as follows:

	Six months ended 30 September 2005	Six months ended 30 September 2004	Year ended 31 March 2005
Basic earnings per share
– continuing	13.9p	18.7p	34.8p
– discontinuing (business held for sale)	(13.2)p	(0.8)p	(1.2)p

	0.7p	17.9p	33.6p

Diluted earnings per share
– continuing	13.8p	17.1p	31.4p
– discontinuing (business held for sale)	(13.1)p	(0.7)p	(1.1)p

	0.7p	16.4p	30.3p

5. Adjusted basic earnings per share

Adjusted basic earnings per share has been calculated by dividing adjusted profit for the period (see below) by the weighted average number of shares in issue.

The adjusted profit for the period is calculated as follows:

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 £m	Year ended 31 March 2005 £m

Profit for the period	6.0	139.8	262.1

Business restructuring	8.8	—	29.7
Intangible asset amortisation*	5.0	1.5	2.6
Tax on restructuring and intangibles*	(4.1)	(0.5)	(9.7)
Discontinuing operations (business held for sale)	109.6	6.4	9.4
Deferred taxation	24.0	52.1	135.8
Fair value loss on derivative instruments (gross of current tax charge)	68.9

Adjusted profit for the period	218.2	199.3	429.9

* – considered as goodwill under UK GAAP

The adjusted basic earnings per share for the period is as follows:

	Six months ended 30 September 2005	Six months ended 30 September 2004	Year ended 31 March 2005

Adjusted basic earnings per share	26.3p	25.5p	55.0p

6. Discontinuing operations (business held for sale)

At this point, the Board’s view is that the interests of Your Communications are best served by its participation in the current round of consolidation in its industry through a sale process. As the business is being actively marketed for disposal and there is an expectation that a transaction will qualify for recognition as a completed sale within one year, Your Communications meets the definition of a disposal group in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) as adopted for use in the EU at 30 September 2005 and therefore is classified as held for sale and a discontinuing operation.

In accordance with IFRS 5, the assets and liabilities of Your Communications have been adjusted to their fair value less estimated costs to sell. This has resulted in a net reduction in the carrying value of Your Communications in the consolidated balance sheet at 30 September 2005 of £98.6 million.

The results of the discontinuing operation (business held for sale), which have been disclosed separately in the consolidated income statement as required by IFRS 5, are as follows:

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 £m	Year ended 31 March 2005 £m

Revenue	98.2	122.7	233.6
Other net operating costs	(110.0)	(127.3)	(238.4)

Operating loss before intangibles* and adjustment to value	(11.8)	(4.6)	(4.8)

Amortisation of intangible assets*	(3.4)	(3.4)	(6.7)
Adjustment to value	(147.7)	—	—

Loss before tax	(162.9)	(8.0)	(11.5)
Taxation on revenues and costs	4.2	1.6	2.1
Taxation on adjustment to value	49.1	—	—

Loss after tax	(109.6)	(6.4)	(9.4)

In accordance with IAS 36 (Impairment of Assets), the adjustment to carrying value of £147.7 million has been allocated against intangible assets (£42.3 million) and tangible assets (£105.4 million).

The cash flows from the discontinuing operation (business held for sale), which have been disclosed separately in the consolidated cash flow statement as required by IFRS 5, are as follows:

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 £m	Year ended 31 March 2005 £m

Net cash flow from operating activities	(2.6)	(9.9)	(15.9)
Net cash flow from investing activities	(4.6)	(5.8)	(12.6)

Net decrease in cash and cash equivalents	(7.2)	(15.7)	(28.5)

The significant classes of assets and liabilities classified as held for sale in the consolidated balance sheet at 30 September 2005 are as follows:

30 September 2005 £m

Intangible assets	9.5
Property, plant and equipment	55.8
Inventories	9.6
Trade and other receivables	40.4
Retirement benefit asset	2.0

Assets classified as held for sale	117.3

Trade and other payables	(41.1)
Provisions and non-current trade and other payables	(0.3)

Liabilities classified as held for sale	(41.4)

7. Interest cover

Interest cover is calculated as the number of times the interest charge for the period (excluding the impact of IAS 39) is covered by profit before intangible asset amortisation*, restructuring costs, interest and tax.

8. Dividend cover

Dividend cover is calculated by dividing profit for the period from continuing operations before intangible asset amortisation*, restructuring costs and the post-tax impact of IAS 39 by the dividends relating to the period.

9. Dividend cover (pre deferred tax)

Dividend cover (pre deferred tax) is calculated by dividing profit for the period from continuing operations before intangible asset amortisation*, restructuring costs, the post-tax impact of IAS 39 and deferred tax by the dividends relating to the period.

* – considered as goodwill under UK GAAP

10. Dividends

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 £m	Year ended 31 March 2005 £m
Dividends relating to the period comprise:
Interim dividend	124.8	105.3	105.3
Final dividend	—	—	219.4

	124.8	105.3	324.7

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 £m	Year ended 31 March 2005 £m
Dividends deducted from equity shareholders’ funds (once authorised) comprise:
Interim dividend	—	—	105.3
Final dividend	219.4	212.7	212.7

	219.4	212.7	318.0

Prior period dividends per ordinary share have been re-presented for comparative purposes to take account of the bonus element of the second stage of the rights issue. The factor applied to the prior period dividends is 0.9342, which when combined with the factor applied for the first stage of the rights issue of 0.9072 gives an overall adjustment factor of 0.8475. This overall factor is calculated using 576.0 pence per ordinary share, being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

The interim dividend of 14.29 pence per ordinary share will be paid on 9 February 2006 to shareholders on the register at the close of business on 23 December 2005. The ex-dividend date for the interim dividend is 21 December 2005.

11. Reconciliations between IFRS and UK GAAP

The group adopted IFRS with a transition date of 1 April 2004. Comparative figures for the year ended 31 March 2005 and 30 September 2004, which were previously reported in accordance with UK GAAP, have been restated to comply with IFRS.

The rules for first time adoption of IFRS are set out in IFRS 1 (First Time Adoption of International Financial Reporting Standards). IFRS 1 requires that IFRS be applied retrospectively unless a specific exemption is applied. In preparing these IFRS consolidated financial statements, the group has adopted the following exemptions:

•	To apply IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) as adopted for use in the EU from 1 April 2005 (see note 1);
•	To establish a deemed cost for the opening balance sheet carrying value of the water and wastewater infrastructure fixed assets by reference to fair value at the date of transition to IFRS (1 April 2004);
•	To select 1 April 1999 as the date of adoption of IFRS 3 (Business Combinations). As a result of this decision the group must also apply IAS 38 (Intangible Assets) and IAS 36 (Impairment of Assets) from the same date;
•	To apply IFRS 2 (Share Based Payments) to those share options granted after 7 November 2002 that had not vested by 1 April 2004;
•	To deem cumulative translation differences for all foreign operations to be zero as at the opening IFRS balance sheet date; and
•	To recognise in full all actuarial gains and losses relating to pension schemes both at the opening balance sheet date and, prospectively, through the statement of recognised income and expense.

A summary of the adjustments that affected profit after tax, shareholders’ equity and net debt in both of these comparative periods is presented below:

	Six months ended 30 September 2004 £m	Year ended 31 March 2005 £m

Profit after tax under UK GAAP	169.2	334.9
Adjustments:
Infrastructure accounting	1.9	(27.0)
Defined benefit pension schemes	(1.7)	4.5
Deferred tax discounting	(35.7)	(65.6)
Business combinations	3.0	5.4
Other	1.9	2.8
Tax impact of adjustments	1.2	7.1

Profit for the period under IFRS	139.8	262.1

	30 September 2004 £m	31 March 2005 £m

Shareholders’ equity under UK GAAP	3,150.3	3,117.4
Adjustments:
Infrastructure accounting (net of tax)	167.7	145.2
Defined benefit pension schemes (net of tax)	(328.9)	(331.6)
Deferred tax discounting	(922.1)	(952.0)
Business combinations (net of tax)	(1.4)	2.9
Dividends	105.3	219.4
Other	(59.9)	(58.2)

Shareholders’ equity under IFRS	2,111.0	2,143.1

	30 September 2004 £m	31 March 2005 £m

Net debt under UK GAAP	3,795.7	4,141.1
Adjustments:
Proportional consolidation of joint ventures	131.2	137.5

Net debt under IFRS	3,926.9	4,278.6

A summary of the adjustments that affected profit for the year ended 31 March 2005 and shareholders’ equity as at 31 March 2005 was presented in the group’s ‘International Financial Reporting Standards Adoption’ announcement dated 19 July 2005 which is available on the group’s website, www.unitedutilities.com. The information presented in this announcement only differs from that presented in July 2005 in that certain balance sheet and income statement items have been reclassified.

An explanation of the significant adjustments between UK GAAP and IFRS at 31 March 2005 and 30 September 2004 is provided below:

Infrastructure accounting
The most material impact of IAS 16 (Property, Plant and Equipment) relates to the accounting for water and wastewater infrastructure assets within the group’s licensed multi-utility operations. Under UK GAAP, these assets were accounted for in accordance with the renewals accounting paragraphs of FRS 15 (Tangible Fixed Assets). Such provisions are not present within IAS 16 and it is therefore necessary to change the way in which the assets are accounted for on transition to IFRS.

The accounting policies applied under UK GAAP in respect of all other fixed assets, including water non-infrastructure assets and the electricity infrastructure network, are compliant with IFRS and continue to remain appropriate.

Under renewals accounting the water and wastewater infrastructure networks are assumed to be single assets and the depreciation charged is the estimated level of annual expenditure required to maintain the operating capability of the network. Actual expenditure is then capitalised as incurred.

In accordance with IAS 16 this treatment may not be applied. Therefore, the significant parts within the infrastructure networks have been identified and, for each, a useful life and residual value determined so that each segment may be depreciated individually. The segments recognised within the water and wastewater networks have been based upon asset class (for example sewers, water mains and tunnels) since no single pipe or section of sewer is significant compared to the total value of the networks. This has led to the identification of 14 segments which have been assigned zero residual values at the end of their useful lives. The lives allocated to these segments range from 15 – 300 years. This results in an additional charge of £27.0 million and a credit of £1.9 million in the IFRS results for the periods ended 31 March 2005 and 30 September 2004 respectively when compared with UK GAAP.

As the UK GAAP net book value of the infrastructure network was determined using an accounting policy not compliant with IFRS a deemed cost has been established for the opening balance sheet carrying value of the infrastructure networks by reference to the fair value at the date of transition, 1 April 2004 (as permitted by IFRS 1). The election to record the carrying value of the water and wastewater infrastructure networks at fair value, and to use that fair value as the deemed cost in the opening IFRS balance sheet, increases net assets by £145.2 million and £167.7 million (net of deferred tax) as at 31 March 2005 and 30 September 2004 respectively compared with UK GAAP.

Defined Benefit Pension Schemes
The group prepared its year ended 31 March 2005 UK GAAP results in accordance with SSAP 24 (Accounting for Pension Costs), with FRS 17 (Retirement Benefits) transitional disclosures provided in the notes to the accounts. Under SSAP 24, any pension scheme surplus or deficit identified at the most recent actuarial valuation is recognised gradually through the profit and loss account over the average expected future working lifetime of current employees. The net pension cost under SSAP 24 therefore includes both the cost of providing an additional year of pension benefits to employees (regular cost) and an element of the surplus / deficit relating to previous years (variation).

The difference between employer’s contributions paid and the SSAP 24 net pensions cost is recognised as a prepayment/accrual, resulting in a balance sheet position that does not necessarily reflect the actuarial position. Interest is calculated on this balance sheet entry and is also included within the net pension cost.

In accordance with IAS 19 (Employee Benefits), any legal and constructive obligation for post employment benefit plans must be immediately recognised as an asset or liability on the balance sheet. Where actual experience differs from the assumptions made at the start of a financial year, actuarial gains and losses will be recognised through the statement of recognised income and expense. Defined benefit assets are measured at fair value while liabilities are measured at present value. The difference between the two amounts is recognised as an asset or liability in the balance sheet.

The cost of providing pension benefits to employees relating to the current year’s service and the expected return on scheme assets and interest on scheme liabilities are included within employee costs in the income statement.

All actuarial gains and losses as at 1 April 2004, the date of transition to IFRS, were recognised in full. All future actuarial gains and losses are recognised outside the income statement in retained earnings and presented in the statement of recognised income and expense.

The adoption of IAS 19 increases the year ended 31 March 2005 profit before tax by £4.5 million and reduces the period ended 30 September 2004 profit before tax by £1.7 million compared with UK GAAP. The derecognition of the UK GAAP SSAP 24 prepayment reduces net assets at 31 March 2005 by £272.4 million (net of deferred tax). This prepayment reflects the lump sum payment of £320 million (pre tax) made at 31 March 2005. Net assets are then further reduced at 31 March 2005 by the recognition of the IAS 19 deficit of £59.2 million (net of deferred tax). The reduction in net assets at 30 September 2004 on adoption of IAS 19 is £328.9 million.

The final price determinations for both water and electricity make explicit allowance for funding of the relevant elements of the pension scheme deficit.

Deferred tax discounting
The major impact of IAS 12 (Income Taxes) for the group relates to discounting of deferred tax not being permitted. FRS 19 (Deferred Tax) permits, but does not require, a deferred tax asset or liability to be discounted and as a result the group has been able to apply a policy of discounting its deferred tax liability. However, IAS 12 does not permit discounting in any circumstances. This is of particular significance to a utility business where any reversal of timing differences is likely to be deferred long into the future due to the long asset lives of network assets.

The inability to discount results in an increase in the balance sheet deferred tax liability of £952.0 million and £922.1 million at 31 March 2005 and 30 September 2004 respectively and consequently a reduction in net assets.

The final price determinations for both water and electricity set prices allowing for tax on an anticipated cash basis and are therefore unaffected by deferred tax.

Business combinations
Under IFRS, the recognition test for intangible assets acquired in business combinations is less restrictive than that of UK GAAP, and therefore more intangible assets will be separately identified from goodwill. FRS 10 (Goodwill and Intangible Assets) requires an intangible asset to be controlled by the entity through custody or legal rights and to be capable of disposal separately from the business. By contrast IAS 38 (Intangible Assets) does not require an intangible asset to be separable from the entity if its ownership can be demonstrated through contractual or legal rights.

Goodwill is not amortised under IFRS, but rather subject to annual impairment reviews. Therefore, although it may be possible to carry goodwill for longer if the future cashflows are strong, there is the potential for increased volatility to be introduced to the income statement.

Intangible assets (other than goodwill) are stated at cost less accumulated depreciation and are amortised over their useful lives on a straight line basis.

In accordance with IFRS 1 all business combinations prior to 1 April 1999 have been accounted for in accordance with UK GAAP applicable at the date of acquisition. All combinations completed subsequent to that date are recorded in accordance with IFRS.

IFRS 3 (Business Combinations) has a minimal impact on the net assets of the group, with the reduction in goodwill broadly offset by the recognition of newly identified intangible assets from business combinations (mainly relating to customer lists and contracts). However, IAS 12 (Income Taxes) requires a deferred tax liability to be created for any transfers from goodwill to intangible fixed assets. This deferred tax liability results in an increase in the goodwill arising on business combinations of £13.8 million and £12.4 million as at 31 March 2005 and 30 September 2004 respectively.

Since goodwill is no longer being amortised, the year ended 31 March 2005 amortisation charge reduces by £7.5 million. Operating profit is further reduced by £2.1 million due to the reversal of goodwill amortisation relating to businesses disposed of in 2004/05. The period ended 30 September 2004 amortisation charge reduces by £3.0 million.

Dividends
IAS 10 (Events After the Balance Sheet Date) and SSAP 17 (Accounting for Post Balance Sheet Events) both distinguish ‘adjusting events’ from ‘non-adjusting events’ with similar definitions and applications. However, under IAS 10 dividends may not be recognised until they have been appropriately authorised and are no longer at the discretion of the company. Therefore, if this occurs after the balance sheet date, the dividends are not recognised as a liability at the balance sheet date. However, they are disclosed in the notes to the accounts in accordance with IAS 1 (Presentation of Financial Statements). Therefore, the final dividend of £219.4 million included within the year ended 31 March 2005 UK GAAP financial statements and the interim dividend of £105.3 million included within the period ended 30 September 2004 UK GAAP results are derecognised, thereby increasing the net assets of the group.

Furthermore, dividends are no longer recognised within the income statement and are instead reported in the statement of recognised income and expense.

Proportional consolidation – joint ventures

Joint ventures are entities in which United Utilities PLC holds an interest on a long-term basis and which are jointly controlled with one or more parties under a contractual arrangement. For the purposes of UK GAAP, FRS 9 (Associates and Joint Ventures) requires joint ventures to be accounted for in the consolidated financial statements using the gross equity method. IAS 31 (Interests in Joint Ventures) does not permit gross equity accounting and instead presents the options of equity accounting or proportional consolidation.

The group has elected to apply proportional consolidation on adoption of IAS 31, as the most representative accounting treatment of the group’s activities. This enables the group to include its share of joint venture results, balance sheet and cashflows within each line item of the consolidated financial statements.

Proportional consolidation does not affect operating profit, profit before tax or net assets. However, proportional consolidation does have a material impact on certain individual balance sheet captions: most noticeably an increase of £206.0 million and £205.0 million in property, plant and equipment and increased net debt of £137.5 million and £131.2 million as at 31 March 2005 and 30 September 2004 respectively, which is typically non-recourse to the group.

Other differences
The main other differences are:

•	the impact of fair valuing share options granted after 7 November 2002 in accordance with IFRS 2 (Share Based Payments);
•	the reclassification of software costs from tangible to intangible fixed assets in accordance with IAS 38 (Intangible Assets);
•	the reclassification of long-term contract balances in accordance with IAS 11 (Construction Contracts);
•	amended depreciation and amortisation resulting from the application of IAS 36 (Impairment of Assets); and
•	the deferred tax impacts of these adjustments including the recognition of a £55.3 million and £55.8 million deferred tax liability as at 31 March 2005 and 30 September 2004 respectively relating to fair value adjustments on previous acquisitions.

With the exception of deferred tax, the impact of these adjustments on profit before tax and net assets, both individually and in aggregate, is not considered to be material although the impact of IFRS 2 will increase going forward as more awards fall within its scope.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential”, “reasonably possible” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, assumptions, estimates and projections which may be significantly varied, and therefore investors should not rely on them. Forward-looking statements involve known and unknown risks and speak only as of the date they are made, and except as required by the rules of the UK Listing Authority and the London Stock Exchange, the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. United Utilities PLC cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.

INDEPENDENT REVIEW REPORT TO UNITED UTILITIES PLC

Introduction
We have been instructed by the company to review the financial information for the six months ended 30 September 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the reconciliation of movements in consolidated equity, the reconciliation of net cash flow to movement in net debt, cash generated by continuing operations, the segmental analysis by class of business and the related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards
As disclosed in note 1, the next annual financial statements of the group and the company will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.The accounting policies are consistent with those that the directors intend to use in the annual financial statements.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

Deloitte & Touche LLP
Chartered Accountants
Manchester
1 December 2005